Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

May 8, 2018

VIA EDGAR

Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Network Alliance Ventures Inc. Registration Statement on Form S-1 Filed April 4, 2018 File No. 333-224132

Dear Ms. Gupta Barros:

We hereby submit the information in this letter, on behalf of our client, Alpha Network Alliance Ventures Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated April 20, 2018. The Company filed Amendment No. 1 to the Registration Statement on Form S-1 May 8, 2018.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

General

1. Please update your financial statements for the most recently completed fiscal year.

Company response: The Company has updated its financial statements for the most recently completed fiscal year.

Prospectus Cover Page

2. You state that your affiliates Mr. Rivera and Mr. Tan may be deemed underwriters and will sell shares of common stock at prevailing market prices or privately negotiated prices. Since Messrs. Rivera and Tan may be offering securities on your behalf, it appears you may be conducting an indirect primary offering. In order to conduct a primary at-the-market offering, you must be eligible to use Form S-3 and come within Rule 415(a)(4). Please revise your offering to include a fixed price or a price range.

Company response: The Company has revised its disclosure to state that Messrs. Rivera and Tan are offering shares at a fixed price of $0.45 per share. Please see the prospectus cover page, and pages 2, 3, 16 and 28.

Description of Business

Products, page 25

3. We note that you have entered into a non-binding, undated Memorandum of Understanding to acquire 70% of WellnessPro. Please clarify if this acquisition, or any other acquisition, is currently deemed to be probable. If so, please provide to us management’s analysis regarding the need to provide financial statements for any probable acquisitions. In addition, please expand your disclosure regarding the memorandum.

Company response: The Company has revised its disclosure on page 25 to state that an acquisition of 70% of WellnessPro, or any other acquisition, is not probable.

Executive Compensation, page 34

4. Please revise your executive compensation table to include all compensation described in your description of employment agreements on page 35.

Company response: All compensation paid to Mr. Rivera is disclosed in the executive compensation table. The Company has disclosed the amount of accrued salary in footnote number 1 to the executive compensation table.

Please contact the undersigned with any questions or comments.

Sincerely,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo

Thomas E. Puzzo